

September 19, 2011

<u>Via Facsimile</u>
Brian Bonar
Chairman and Chief Executive Officer
Smart-Tek Solutions, Inc.
1100 Quail Street, Suite 100
Newport Beach, CA 92660

>   **RE: Smart-Tek Solutions, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **Filed October 15, 2010**
>   **Form 10-KT for the Transition Period from Ju1y 1, 2010 to December 31,**
>   **2010**
>   **Filed April 15, 2011**
>   **Schedule PRER14A**
>   **Filed March 16, 2011**
>   **File No. 000-29895**

Dear Mr. Bonar:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

   Sincerely,

   /s/ Terry French for

   Larry Spirgel
   Assistant Director

cc: Owen M. Naccarato
        Facsimile: (949) 851-9262